August 21, 2014	EXHIBIT 99.1

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine months ended July 31, 2014.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2014	2013
Net assets:
Gold bullion, at market, (cost $1,355,145,634)	$2,178,041,659	2,243,709,127
Silver bullion, at market, (cost $964,091,381)	1,592,387,293	1,708,603,089
Cash and short-term deposits	24,792,745	36,475,223
Interest receivable and other	377,517	324,457

	3,795,599,214	3,989,111,896
Accrued liabilities	(1,813,154)	(1,992,138)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$3,793,786,060	3,984,575,431
Represented by:
Capital stock Class A shares issued: 254,432,713	$2,419,770,678	2,419,770,678
Common shares issued: 40,000	19,458	19,458
	2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	1,373,995,924	1,564,785,295
	$3,793,786,060	3,984,575,431

Net asset value per share:
Class A shares	$14.91	15.66
Common shares	$11.91	12.66
Exchange rate: U.S. $1.00 = Cdn.	$1.0890	1.0429

Net asset value per share expressed in Canadian dollars:
Class A shares	$16.24	16.33
Common shares	$12.97	13.20

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2013 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $100.1 million or 2.7% during the three months ended July 31, 2014 primarily as a result of a 7.3% increase in the price of silver offset partially by a 0.3% decrease in the price of gold during the period.

Net assets decreased by $190.8 million or 4.8% during the nine months ended July 31, 2014 primarily as a result of decreases in the prices of gold and silver during the period of 2.9% and 6.8% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended July 31		Nine months ended July 31
	2014	2013	2014	2013
Income:
Interest	$17,937	25,894	$57,593	89,038
Change in unrealized appreciation of holdings	103,013,246	(606,627,428)	(181,894,197)	(1,635,228,151)
Total income (loss)	103,031,183	(606,601,534)	(181,836,604)	(1,635,139,113)
Expenses:
Administration fees	1,714,098	1,745,761	5,107,195	6,213,716
Safekeeping, insurance and bank charges	1,088,581	1,104,434	3,199,700	4,028,673
Directors’ fees and expenses	58,705	48,765	158,821	154,191
Stock exchange fees	34,790	37,286	107,693	112,628
Shareholder information	34,335	43,926	166,603	209,067
Audit and related regulatory fees	32,489	42,359	126,804	150,903
Registrar and transfer agent fees	15,886	15,049	53,665	53,631
Legal fees	2,233	7,421	32,184	59,917
Miscellaneous	-	125	102	183
Total expenses	2,981,117	3,045,126	8,952,767	10,982,909
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$100,050,066	(609,646,660)	$(190,789,371)	(1,646,122,022)
Net income (loss) per share:
Class A shares	$0.39	(2.40)	$(0.75)	(6.47)
Common shares	$0.39	(2.40)	$(0.75)	(6.47)

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2014 was $100.1 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings of $609.6 million for the comparative period in 2013. Net loss, inclusive of the change in unrealized appreciation of holdings, for the nine months ended July 31, 2014 was $190.8 million compared to a net loss of $1,646.1 million for the comparative period in 2013. Virtually all of the net income (loss) for both the three and nine-month periods ended July 31, 2014 was a result of the change in the unrealized appreciation of holdings during the respective periods. During the three month period, the change was the result of a lower price of gold offset partially by a higher price of silver. During the nine-month period, the change was the result of lower prices of both gold and silver. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $31,663 and $1,106,521 respectively during the three and nine-month periods ended July 31, 2014 as compared to the same periods in 2013. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and nine-month periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three and nine-month periods ended July 31, 2014 remained unchanged from the comparative periods in 2013 at 0.08% and 0.24% respectively. For the twelve-month period ended July 31, 2014, the expense ratio was 0.32% compared to 0.31% for the twelve-month period ended July 31, 2013.

Stefan Spicer was appointed Chairman of the Board upon the retirement of Philip Spicer from that office yesterday.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At July 31, 2014, the Class A shares of Central Fund were backed 99.4% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com Website: www.centralfund.com Telephone: 905-648-7878